To the Board of Directors of BuzzFeed,

BuzzFeed has lost its way.

The company was a pioneer of the social internet, when referral traffic from Facebook seemed like it would never end. Legacy media companies and publishers believed that BuzzFeed had the secret sauce, so much so that they invested at sky-high valuations, copied the strategy, or both.

Now, the social-internet model is dying or dead, and BuzzFeed is caught without a viable strategy.

I'm not alone in believing that. BuzzFeed went public in December 2021 at a valuation of $1.5 billion. When I started acquiring shares in your company as of January 30 this year, your share price had plummeted by over 94% from its initial listing price (and even more from its peak). At current prices, it's still down by over 75% from listing. The public markets have spoken.

I am now your second-largest Class A shareholder with an 8.37% stake in your company, and I continue to increase my position. I own your stock because I believe BuzzFeed can still become a more valuable company than at its initial listing, but this requires a major shift in strategy.

There will be a temptation to reject what you are about to hear on partisan grounds because I was recently a Republican presidential candidate. It may not be a bad thing for you to hear from someone who shares views in common with >150 million Americans you're largely missing today, but that's beside the point. I'm writing from my experience as a serial founder who has created fast-growing startups in three different industries, the largest of which is a ~$9 billion NASDAQ-listed company that has returned additionally over $1.5 billion in cash to shareholders in its first 10 years of existence.

Almost two decades after its founding, BuzzFeed is now effectively a startup with a paltry ~$100 million market capitalization. I view that as an opportunity.

The Worst Is Yet To Come

BuzzFeed's full year 2023 revenue was down 26% year over year, and revenue is expected to decline again by a double-digit percentage in 2024, while your net income remains deep in the red.[1]

Yet the worst of the coming changes to impact BuzzFeed's business model are still ahead. In the post-social era, many publishers pivoted to search. Search is BuzzFeed's second largest source of traffic, generating 36% of all traffic.[2] Now that Google has announced the rollout of AI-generated answers to many search queries, search traffic for digitized print websites will

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[1] https://investors.buzzfeed.com/news-releases/news-release-details/buzzfeed-inc-makes-strategic-organizational-changes-improve

[2] https://www.similarweb.com/website/buzzfeed.com/#traffic-sources

plummet. Just as Facebook referral traffic has fallen by 72%[3], traffic being sent from Google will soon dissipate too.

The impact of this change to BuzzFeed could be devastating. Advertising revenue will be severely impacted, but commerce revenue will also take a hit, as people searching for products will never leave Google's search page which stops BuzzFeed from earning affiliate or other product revenue.

With over $100 million in outstanding debt, only $61.5 million in cash, a quarterly loss of $26 million, and a declining revenue base[4], BuzzFeed faces a nonzero risk of bankruptcy in December 2024 when noteholders can force repayment of your outstanding convertible debt. You need to pivot, and time is of the essence.

The Path Forward

1. **Get back to startup size.** Face the harsh reality that staff cuts and restructuring thus far have only been "catching the falling knife." BuzzFeed needs a complete ground-up restructuring to right-size itself for the coming AI-driven changes to your business.
2. **Focus on audio & video content.** After getting back to startup size, invest further in places where BuzzFeed has a competitive advantage: creator-led audio & video content.
3. **Make BuzzFeed a bold, distinctive brand.** Distinguish yourself from competitors by openly admitting your past journalistic failures and redefine BuzzFeed's brand around the pursuit of truth.

You require greater diversity of thought in your ranks to pull this off. I have identified three high-profile directors, with strong track business records in new media, who have expressed interest in joining your board to help navigate this strategic pivot. **I urge you to add these directors to your board by July 15. I am prepared to arrange meetings between your board and these director candidates over the next several weeks.** This is the lifeline that BuzzFeed needs. For the sake of your shareholders: don't let it slip.

Phase 1: Get Back to Startup Size

BuzzFeed lost $60 million in 2023 and $26 million in the first quarter of 2024 alone. This is not sustainable. Cutting around the edges will not work. You require a complete, ground-up re-think of every single piece of content being produced at the company, with a keen eye to the coming impact of AI on referral traffic which I do not believe is yet accounted for in BuzzFeed's projections. Further, there's no reason why a media company like BuzzFeed should have

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[3] https://digiday.com/media/publishers-reckon-with-declining-facebook-referral-traffic-as-the-platform-pulls-away-from-news/

[4] https://investors.buzzfeed.com/news-releases/news-release-details/buzzfeed-inc-first-quarter-2024-financial-results-line-march

operating expenses that are 147% of revenue, in an era where AI could allow you to reduce many of those operating expenses while increasing the quality of your output[5].

Rather than cutting from the top, the company should start from zero and retain only the resources required to create and monetize BuzzFeed's highest-value content. This will almost certainly require large-scale headcount reductions, dumping your legacy digitized print business model, and divesting assets to repay debt. The result should be a dramatically smaller, more focused, more nimble, less levered, day 1 profitable company. This should be achievable in 2-3 months.

Phase 2: Invest in Creator-Led Audio & Video Content

The creator economy is one of the few parts of the digital media business that is thriving. Goldman Sachs projects that creator economy revenue will hit $500 billion by 2027.[6] Most internet traffic is now mobile; on mobile devices, programmatic video advertising has grown 36% since 2020 while programmatic digital display advertising is slightly down[7]. Meanwhile, YouTube ad revenue was up 21% in Q1 to over $8 Billion[8].

The good news is you already have a template for how to take advantage of this opportunity: First We Feast is an unqualified success, with break-out hit "Hot Ones" generating millions of views per episode, not to mention cultural relevance. The top episode has 125 million YouTube views[9].

BuzzFeed is well-positioned to double down in this direction, with over 60 million YouTube subscribers across Buzzfeed's associated channels and over 280 million social media followers and subscribers. **You have the pipes, but you're missing the fluid.** With fresh audiovisual content and a fresh new brand (see below), you have an opportunity to create real value quickly.

Attracting top video talents doesn't have to be expensive: adopt an "eat-what-you-kill" model for the content creators you attract. Give them uncapped upside in what they generate, allowing you to attract top content creators for lower base salaries, while giving them the know-how, tools, and monetization support that they wouldn't have on their own.

Hedge funds like Millennium have operated in this way with great success for decades. The biotech company that I founded and led as CEO from 2014-2021, Roivant, successfully deployed

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[5] ibid

[6] https://www.goldmansachs.com/intelligence/pages/the-creator-economy-could-approach-half-a-trillion-dollars-by-2027.html

[7] https://www.emarketer.com/insights/programmatic-digital-display-ad-spending/

[8] https://www.hollywoodreporter.com/business/digital/youtube-q1-2024-ad-revenue-1235881752/

[9] https://www.youtube.com/watch?v=U9DyHthJ6LA

a similar hub-and-spoke model to pharmaceutical development. There's no reason why a new-age media company can't do the same. This approach makes sense now more than ever, when audiences are weary of tired corporate media brands and are drawn instead to individual human talents who they can "look in the eye" and relate to.

You could quickly attract some of the best content creators on the internet. They would have uncapped upside in their work, in a way they just *can't* at CNN or Vox. At the same time, they would benefit massively from your social media and YouTube distribution channels with millions of built-in subscribers and followers that they would otherwise struggle to build from scratch. This win-win talent model is a great way for BuzzFeed to expand rapidly without massive CapEx.

Go for talents *across* the political and cultural spectrum. Be bold. Don't be afraid to challenge your audiences. From Candace Owens to Destiny, Tucker Carlson to Bill Maher, Aaron Rodgers to Charles Barkley, no talent should be off-limits to platform, hire, or acqui-hire.

No other content publisher is doing this across the spectrum today. By adopting this strategy, you would fill a wide-open vacuum in media and lay the foundation for the most important asset that BuzzFeed lacks today: a brand.

Phase 3: Make BuzzFeed a Bold, Distinctive Brand

The good news is that most people have *heard* of BuzzFeed. Your name recognition is enviable for a media startup. The bad news is no one knows what BuzzFeed stands for. Today BuzzFeed is a random amalgamation of media properties with no distinctive brand or strategy that ties them together.

What is BuzzFeed's core mission? What is its brand? What exactly would the world miss if BuzzFeed disappeared tomorrow?

You lack good answers to these questions. You need a distinctive *purpose* for existence.

There is a ripe answer staring you in the face. **Public distrust of the media is now at an all-time high – because corporate media organizations have systematically and repeatedly lied to their audiences.** Customers are now fleeing in droves. BuzzFeed surely understands this:

- You were the first to publish the Steele Dossier[10] – an unvetted, unverified opposition research document that was full of false and salacious information that spawned the wasteful Mueller investigation and divided our country for years.

[10] *See* https://www.axios.com/2021/11/14/steele-dossier-discredited-media-corrections-buzzfeed-washington-post.

- BuzzFeed News reported that President Donald Trump directed Michael Cohen to lie about construction of a building in Moscow, yet you [couldn't provide any evidence](#)[11] to back it up - drawing a direct rebuke from Robert Mueller himself.
- You reported that Hunter Biden's emails were ["stolen"](#),[12] yet the only evidence you cited was a link to another BuzzFeed story citing Twitter's censorship of the *New York Post* story that broke the Hunter Biden laptop news.
- See your takedown of [Kevin Spacey,](#)[13] who – say whatever you might about him – has now been acquitted three times on two continents for criminal accusations that never should have passed journalistic muster.
- Or see your [whitewashing](#)[14] of Che Guevara's [bloody history](#)[15].
- Recall your incendiary reporting about the [World Wildlife Fund funding guards "who have tortured and killed people,"](#)[16] only for the public to later learn that [WWF was cleared of complicity](#).[17]
- The list goes on.

The silver lining is that your competitors' records are equally bad. Jussie Smollett. Bubba Wallace. Covid-19 origin. Duke Lacrosse. Americans are desperately turning to other sources of information, such as independently distributed audio and video podcasts.

Against this backdrop, you have a historic opportunity to redefine BuzzFeed and set yourself apart from every other major media organization. Address your audience directly and candidly admit:

> ***We failed in our obligation to tell you the truth. By both omission and commission, we repeatedly lied on issues of national importance, and so did the rest of the media. We echoed easy, politically convenient narratives in pursuit of clicks. We failed to fact-check. We ceased being intellectually curious. We lost sight of fairness. We condemned half the country instead of seeking to understand their views and report them fairly.***
>
> ***Now we are taking responsibility for our failures, as a company and as an industry. We apologize. We're now building a new kind of media company centered on the PURSUIT***

[11] *See* https://www.foxnews.com/politics/buzzfeed-reporter-after-rebuke-by-mueller-declines-to-explain-discrepancies-we-cant-get-into-like-the-details-there.

[12] *See* https://thefederalist.com/2020/10/23/buzzfeed-peddles-baseless-claim-to-delegitimize-hunter-biden-emails-as-stolen/.

[13] *See* https://thefederalist.com/2023/08/07/court-rulings-reveal-buzzfeeds-shockingly-unethical-takedown-of-kevin-spacey/.

[14] *See* https://www.buzzfeednews.com/article/buzzfeednews/future-history-1968-che-guevara-becomes-a-brand.

[15] *See* https://thefederalist.com/2018/08/07/hey-buzzfeed-che-guevara-was-a-bloodthirsty-terrorist/.

[16] *See* https://www.buzzfeednews.com/article/tomwarren/wwf-world-wide-fund-nature-parks-torture-death.

[17] *See* https://www.theguardian.com/environment/2020/nov/25/report-clears-wwf-of-complicity-in-violent-abuses-by-conservation-rangers.

OF TRUTH. We won't do it through a centralized news operation. We're doing it by platforming a diverse range of thoughtful talents – and we'll pursue TRUTH together through an open exchange of ideas.

It's bold. It's distinctive. It's necessary. Unlike a social media platform, you're a publisher and can carefully curate the *quality* of your talents – so your audiences know they're getting a value-added quality filter. At the same time, you can do this with a bold brand that embraces and fosters a diverse exchange of ideas on a wide range of topics, from politics to culture to business to lifestyle, in a way that no content publisher does well today.

Requirement for Success: Diversity of Thought

To pull this off, you need true diversity of thought in your leadership. Rather than dwelling on the number of mandatory "Diversity, Inclusion, & Belonging" trainings and sessions that you cite in your most recent annual diversity report,[18] the new BuzzFeed should focus on fostering true *intellectual* diversity, both in its rank-and-file and in its leadership. You'll have a better shot at success on this new plan if you worry less about your leadership "looking like" the rest of America, and more about whether they're "thinking like" the rest of America.

Right now, they're not. That's evidenced not just by the previously mentioned failures at BuzzFeed News (which has since been shut down), but also in the hard data of your employees' political leanings. Of the 214 political contributions made by BuzzFeed employees since 2010, only 2 were to Republicans[19]. The number doesn't have to be 50%, but *less than 1%* is just abysmal for any company that claims to pay homage to "diversity" in its hiring practices.

While your competitors focus on racial and gender diversity in the boardroom, you can become the first media company to expressly select for a diversity of *viewpoints* in your ranks. The three new directors who have expressed interest in joining your board will represent a first step in the right direction.

Your Choice: Success or Extinction

I believe this strategic pivot represents, by far, your best chance to rapidly create shareholder value, without the massive capital demands usually required to fuel vertical growth, at a moment when customers are longing for something that you can uniquely provide. **Many audience members who love your new mission are likely to also support you as shareholders.** This could be an attractive way to lower your cost of capital and to reduce near-term solvency risk.

Most media startups fail. Most debt-loaded micro-cap stocks don't become billion-dollar companies. Most biotech-founders-turned-presidential-candidates don't become activist

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[18] *See, e.g.* https://www.buzzfeed.com/jonah/buzzfeed-inc-2023-diversity-report.

[19] https://www.opensecrets.org/donor-lookup/results?cand=&cycle=&employ=Buzzfeed&jurisdiction=&name=&occupation=&state=&type=&zip=

investors. BuzzFeed has an opportunity to do things differently. This shareholder asks if you're willing to seize it.

I urge your board to add the three proposed new directors by July 15. I look forward to arranging meetings in the coming weeks.

Regards,
Vivek Ramaswamy